Exhibit 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions)

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
	$	$	$	$
Computation of earnings:
Income before income taxes	38.6	71.4	62.3	128.9
Plus: fixed charges	9.4	6.0	16.7	12.2
Less: capitalized interest	(0.2)	(0.2)	(0.6)	(0.4)
Earnings	47.8	77.2	78.4	140.7
Computation of fixed charges
Interest expense, net	8.8	5.5	15.3	11.2
Capitalized interest	0.2	0.2	0.6	0.4
Interest portion of operating lease expense	0.4	0.3	0.8	0.6
Fixed charges	9.4	6.0	16.7	12.2
Ratio of earnings to fixed charges	5.1	12.9	4.7	11.5